December 14, 2004

Via Facsimile (215) 864-9181 and U.S. Mail

Gerald J. Guarcini, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

RE:	Wilder Richman Historic Properties II, L.P.
      Schedule TO-T filed December 1, 2004,
	by Dixon Mill Investors, LLC
      File No. 5-79056

Dear Mr. Guarcini:

      We have the following comments on the above-referenced filing.

Item 10 to Schedule TO-T

1. We note the Purchaser was formed in February, 2004 solely for the purpose of acquiring the units and that only the Purchaser has appeared as a filing person on Schedule TO. The definition of
"offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made
(see Instruction K (1) to Schedule TO).   The definition of "bidder" in
Rule 14d-1(g)(2) similarly defines persons on whose behalf an offer is made to be properly identified as bidders. Please advise us why the individual members of the LLC have not also been identified as offerors/bidders in this offer and signatories on the Schedule TO.
Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new bidders in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

Item 10.  Financial Statements

2. Notwithstanding the fact audited financial statements have not been produced for the Purchaser, advise us, with a view toward revised disclosure, how the Purchaser apparently concluded that audited financial statements were not required for compliance with this item.


Offer to Purchase

Introduction

3. The Purchaser represents in the introduction of the offer to purchase that no brokerage commissions will be paid by tendering unit holders. Notwithstanding this disclosure, revise to indicate, if true, that unit holders may be charged a transfer or other fee by their depositary or broker for electing to participate in the offer.

Determination of Offer Price, page 12

4. Provide a more precise description of the method underlying the Purchaser`s calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. We believe that unit holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. As a result, the bidder should summarize how the offer price was determined.
See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24,
2000).

....Prior Contacts, page 13

5. We note the Co-Manager receives "customary management fees" from the operating partnerships under the Management Agreement.
Quantify the amount of these fees so that unit holders may evaluate the potential significance of this disclosure.

Source of Funds, page 14

6. We note the members have irrevocably agreed and are obligated to make capital contributions on demand. Advise us, with a view toward disclosure, why these agreements have not been summarized as required by Item 7 of SC TO and Item 1007(b) of Regulation M-A.

Future Plans of the Purchaser, page 15

7. Your disclosure indicates that the Purchaser and its affiliates have no current intention to acquire additional units. On a supplemental basis, please confirm, if true, that neither the Purchaser nor any of its affiliates are making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. In addition, advise whether the Purchaser or its affiliates intend to continue to acquire units in the future until they obtain a controlling interest in the Partnership.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide,in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-2920. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Nicholas P. Panos
								Special Counsel
								Office of Mergers &
								Acquisitions